

BLACKLIST CAPITAL

OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

February 5, 2020

Blacklist Equity Fund, LLC

Up to $1,070,000 of Class A LLC Units

Blacklist Equity Fund LLC (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Class A LLC Units of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $100,000. (the "Target Amount"). This offering is being conducted on a best efforts basis and will terminate not later than December 31, 2020. The Company must reach its Target Amount of $100,000. by June 30, 2020. Unless the Company raises at least the Target Amount of $100,000. (the "Closing Amount") by June 30, 2020, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to June 30, 2020, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Class A Shares that can be purchased is five, representing a $5,000 minimum investment per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	Blacklist Equity Fund LLC, a New York Limited Liability Company formed in December 30, 2019. The Company's website is http://www.blacklistcapital.com.
Corporate Address	50 Jericho Tpke, Suite 109, Jericho, NY 11753
Description of Business	Blacklist Equity Fund LLC is a New York LLC in the business of real estate investment managed by Blacklist Capital, Inc. The business plan of the issuer is to use the funds obtained under this offering and the concurrent Regulation D offering (see below) to purchase real property and manage said property with the intent to resell it at a profit.
Type of Security Offering	Class A LLC Units at $1,000 per unit.
Offering Price	$1,000 per unit
Target Amount of Offering	100 Class A LLC Units ($100,000.)
Maximum Amount of Offering	1,070 Class A LLC Units ($1,070,000)
Minimum Investment per Investor	$5,000 unless waived by the Company.
Regulation D Offering	We are also conducting a private offering to accredited investors of up to 5,000 Class A LLC Units at a price of $1,000 per Class A LLC Unit in reliance on rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Class A LLC Units sold in the Regulation D Offering have the same rights as those being sold in this Offering. As of the date of this Offering Circular, we have not sold any Class A LLC Units in a Reg D Offering.
Offering Costs	We estimate that the costs of this offering will be approximately two thousand five hundred dollars ($2,500), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than December 31, 2020, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before June 30, 2020, this offering will terminate with no shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The shares will be sold by management who will receive no selling commissions or remuneration for sale of the shares.
Closings	If we reach the target offering amount ($100,000.) prior to the offering deadline, we will continue to sell

	the shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated for the purchase of distressed real estate for the purpose of rehab and resale to a third party.
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

Shares Outstanding

Title of Class	Names of Owner	Percent Before Offering	Percent After Offering
Class B Interests	Blacklist Capital, Inc	100%	100%
Class A Interests	Blacklist Capital, Inc	0%	0%
	Total	**100%**	**100%**

The price of the shares has been determined by the Company and does not necessarily bear any relationship to the   assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The shares offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the shares offered hereby.

Risks Related to our Business and Industry

Investing in the Company's Units is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

General Real Estate Risks

Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred in connection therewith. If any of the Funds development properties does not generate income sufficient to meet operating expenses, the Company's membership interests could adversely be affected. Income from, and the value of, the Fund's properties may be adversely affected by the general economic climate, local conditions such as oversupply of properties or a reduction in demand for properties in the areas in which they are located, the attractiveness of the properties to potential tenants, competition from other developers, and the Fund's ability to provide adequate structures. Revenues from development properties are also affected by such factors as the costs of construction and local market conditions. Because real estate investments are relatively illiquid, the Fund's ability to vary its portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Fund's ability to respond to adverse changes in the performance of its investments. No assurance can be given that the fair market value of the assets acquired by the Fund will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective ownership interest and the transferability of the units is limited. Accordingly, investors should be prepared to hold their membership interest until the Fund is dissolved and its assets are liquidated.

Development Stage Business

Blacklist Equity Fund, LLC, has not yet commenced operations and was formed in December 30, 2019 as a Limited Liability Company under the laws of the State of New York. Accordingly, the Management Company has no history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Blacklist Equity Fund will operate profitably.

Investments through Partnerships and Joint Ventures

The Fund will invest in the projects directly, or as a partner or as a co-venture. Partnerships or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Fund's partner or co-venture might become bankrupt, that such partner or co-venture might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Fund, and that such partner may be in a position to take action contrary to the instructions or the requests of the Fund or contrary to the Fund's underwriting policies or objectives. Such investments may also have the potential risk of an impasse on decisions because neither partner may have full control over the partnership or joint venture. The Fund will, however, seek to maintain sufficient rights with respect to such partnerships or joint ventures to permit the Fund's objectives to be achieved.

Inadequacy of Funds

Gross offering proceeds of a **minimum of $100,000 and a maximum of $1,070,000 may be realized**. Management believes that such proceeds will capitalize and sustain our company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Dependence on Management

In the early stages of its development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Blacklist Capital Inc (the "manager"), managed by Fahad Rajput. The loss of either could have a material adverse effect on the Company.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign detailed in our attached Business Plan. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Fund has the possibility to be adversely affected by the negative market acceptance of its services. The Company's market reputation and the reputation of the Managing Member could adversely affect the opportunity to invest in available developments. The Fund could also be adversely affected if the marketing strategy does not create a substantial developer following, thus decreasing the investment opportunities the Fund seeks.

Investments Fail to Meet Expectations

The Fund intends to provide equity and debt commitments in the form of joint ventures to established developers, which entails risk that investments will fail to perform in accordance with the expectations. Estimates of the desired returns through real estate assumption could prove to be wrong, thus affecting total returns to investors. The Fund will make investments based on the Managing Member's projections of internal rates of return. Investors have no assurance that the Fund will achieve its targeted total return on its investments. The Managing Member will make every precaution necessary to achieve the expected returns but no guarantee is provided to investors.

Competition

Competition exists for development properties in most markets of the real estate industry, including all sectors in which the Fund intends to operate. The Fund may be competing for assets with entities that have substantial greater economic and personnel resources than the Fund or better relationships with developers. These entities may also generally be able to accept more risk than the Fund can manage. Competition may reduce the number of suitable prospective assets offered to the Fund and increase the bargaining power of developers seeking equity investments. Although the target market is small local developers, which many competitors overlook, there is certain risk that the Company will not be able to secure available investments.

Trend in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, competitive investment structures, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its services, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Concurrent Regulation D 506(c) Offering

The Company may issue this offering concurrently with a Regulation D 506(c) offering for accredited investors which will also purchase Class A interests in the Company.

Risks of Borrowing

Although the Company does not intend to incur any debt from the equity commitments provided, should the Company secure bank debt in the future, possible risks could arise. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgement and discretion the investors must depend.

Control by Management

As of February 5th, 2020, the Company's Managing Member(s) owned approximately 100% of the Company's Class B outstanding units. Upon completion of this Offering, the Company's Managing Members will own 100% of the Class B Interests. Investor members will own 100% of the Class A Interests of the Company. No entity or member currently owns any Class A Interests in the Company. Class A Interests will maintain a 40% interest in the Company overall and Class B Interests will maintain a 60% interest in the Company overall. Class B Interests were issued at formation for no consideration.

Fahad Rajput, our Chief Executive Officer has dispositive control over the Class B Interests that are owned by our Manager, Blacklist Capital, Inc. Mr. Rajput is the sole decision maker of Blacklist Capital, Inc which is the Manager of the Company. All business affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A member will be entitled to receive revenue profits proportionate to the number of units held by that member. See "TERMS AND CONDITIONS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Blacklist Equity Fund, LLC, limitations on the percentage of Units sold and the manner in which they are sold. Management can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to us, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature of Investment

An investment in the Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market for Units

There is no current market for the Units offered in this private Offering and no market is expected to develop in the near future.

The shares will not be freely tradable until one year from the initial purchase date and other trading restrictions may apply as disclosed in the memorandum. Although the shares may be tradable under federal securities law, state securities regulations may apply and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our LLC Units. Because the shares have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our LLC Units which means that you may be required to hold your shares in our Company for an indefinite period.

Our LLC Units are not quoted on either the OTC Bulletin Board or OTC Markets, and are not listed on any exchange. It is unlikely that any public market for the LLC Units will be established.

Since the Offering is being conducted on a "best-efforts" basis, we may not raise sufficient funds in this Offering for us to implement our business plan.

The amount of proceeds we receive through the sale of Class A LLC Units in this Offering may be substantially less than the amount we require to engage in our proposed business. We are relying upon the proceeds from this Offering, and the concurrent Regulation D, Rule 506(c) offering, to fund our business plan. If we sell less than the Maximum Amount in this offering and our concurrent 506(c) offering, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding through our concurrent 506(c) offering, we may be required to modify or suspend our business plan.

Compliance with Securities Laws

The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act. If the sale of Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect our company as a whole, as well as any non- rescinding purchasers.

Offering Price

The price of the Units offered has been arbitrarily established by our current Members, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

If the maximum amount of Class A Interests are sold under this Offering, the purchasers under the Offering will own 21.6% of the Class A Interests outstanding. The remainder of the 78.6% of Class A Interests will be available to investors under our concurrent Regulation D 506(c) offering.,

If the minimum amount of Class A Interests are sold under this Offering, the purchasers under the Offering will own 21.6% of the Class A Interests outstanding. The remainder of the 78.6% of Class A Interests will be available to investors under our concurrent Regulation D 506(c) offering.,

If the maximum amount of Class A Interests are sold under this Offering, the price per Interest value will be $1,000 per interest for a total of $1,070,000.

If the minimum amount of Class A Interests are sold under this Offering, the price per Interest value will be $1,000 per interest for a total of $1,070,000.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand and the return(s) promised in the marketplace for the Company's investments. Management believes that the impending growth of the market, mainstream market acceptance and the targeted investments will insulate the Company from excessive reduced demand. Nevertheless, we have no control over these changes.

Regulatory, Legal and Accounting Risks

A cybersecurity attack could adversely affect our business, financial condition and reputation.

We rely on information technology and third-party vendors to support our business activities. Cybersecurity breaches of any of the systems we rely on may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. Any material breaches of cybersecurity, or media reports of the same, even if untrue, could cause us to experience reputational harm, loss of clients and revenue, loss of proprietary data, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard clients' information or financial losses. Such losses may not be insured against or not fully covered through insurance we maintain.

We intend to invest in technology security initiatives, policies and resources and employee training. The cost and operational consequences of implementing, maintaining and enhancing further system protections measures could increase significantly as cybersecurity threats increase. As these threats evolve, cybersecurity incidents will be more difficult to detect, defend against and remediate. Any of the foregoing may have a material adverse effect on our business, financial condition and reputation.

Improper disclosure of confidential, personal or proprietary information could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information, financial information and intellectual property. If our information systems or infrastructure or those of our third-party vendors experience a significant disruption or breach, such information could be compromised. A party that obtains this information may use it to steal funds, for ransom, to facilitate a fraud, or for other illicit purposes. Such a disruption or breach could also result in unauthorized access to our proprietary information, intellectual property and business secrets.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or malfeasance. It is possible that our security controls and employee training may not be effective. This could harm our reputation, create legal exposure, or subject us to legal liability.

Significant costs are involved with maintaining system safeguards for our technology infrastructure. If we are unable to effectively maintain and upgrade our system safeguards, including in connection with the integration of acquisitions, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access.

With respect to our commercial arrangements with third party vendors, we have processes designed to require third party IT outsourcing, offsite storage and other vendors to agree to maintain certain standards with respect to the storage, protection and transfer of confidential, personal and proprietary information. However, we remain at risk of a data breach due to the intentional or unintentional non-compliance by a vendor's employee or agent, the breakdown of a vendor's data protection processes, or a cyber-attack on a vendor's information systems.

Changes in data privacy and protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to a variety of continuously evolving and developing laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. These laws apply to transfers of information among our affiliates, as well as to transactions we enter into with third party vendors.

These initiatives could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. In addition, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties and significant legal liability.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to   the class of equity being sold.

THE COMPANY AND ITS BUSINESS

The Company

Blacklist Equity Fund, LLC (herein referenced from time to time as the "Company" or the "Fund"), was formed in December 30, 2019, with the purpose of operating as a real estate development company and has not yet commenced operations. The Company's legal structure was formed as a limited liability company (LLC) under the laws of the State of New York. The Company will invest the proceeds that it receives from investor subscriptions to acquire membership interests in the Company. The Company will invest in a diversified portfolio of new and current development projects throughout the world including, but not limited to New York, which will be structured as equity and/or debt commitments. Each investment will be either entirely the company's or in conjunction with local market partners, or developers, that offer the Company potentially higher yielding investment opportunities. The Company may act as a private equity provider and financial partner in implementing the completion of each new development property. The Company intends to hold up to 100% in equity ownership in each property and to invest up to $5 million per project.

The Company will be managed by Blacklist Capital, Inc (the "Manager"), a New York corporation, which is managed by Fahad Rajput.

Business Mission

Blacklist Equity Fund, LLC, provides two services:

1. **Investment Management:** Alternative investment opportunities in real estate to investors that would not normally be available; for example, Blacklist Equity Fund, LLC, will routinely invest in commercial and residential real estate properties, either through developer financing or outright purchases. Investors will be able to reap the

investment returns from all investments in the portfolio, generating higher returns and mitigating risk factors. Investors will also have the opportunity, if desired, to select what investment opportunities they wish to invest in, which is a valuable service to risk adverse investors; and

2. **<u>Financing Alternatives</u>:** Capital to established real estate developers and sellers in the form of equity investment joint-ventures, debt financing, and 100% equity acquisitions.

Business Goals and Objectives

Blacklist Equity Fund, LLC is an investment fund of Blacklist Capital with a targeted IRR of 15-23%. Blacklist Capital is a premier real estate investment group based in New York with many years of experience in residential and commercial development. With a track record of strong investor returns and an aggressive profit split with low risk secured by undervalued real estate, Blacklist Capital continues to be a force in New York real estate.

The purpose of Blacklist Equity Fund is to acquire undervalued properties through various methods of distressed sales, add value to the property, and sell to a third party at a hefty profit. A typical deal our fund purchases will be purchased at 60% (or lower) of its fair market after-rehab value. The more capital we are able to raise, the larger the discount we can purchase bulk portfolios of underperforming bank notes at.

Led by a serial entrepreneur currently involved in the development of a portfolio of over $3MM, Blacklist Capital has developed strategic partnerships with key stakeholders in the industry and shows no sign of slowing down. Fahad Rajput, CEO of Blacklist Capital, epitomizes entrepreneurship, starting his first business at the age of 15. Now awarded by the Town of Hempstead for his achievements and contributions, Fahad is an active member of the Air Force Auxiliary and a Chaplain. As a TEDx speaker in entrepreneurship and a seasoned developer known in New York real estate circles, Blacklist Capital is poised for disrupting the industry.

Investment Objectives

The Fund will focus on investing the proceeds from this offering into a diversified portfolio of Rental Income and Foreclosure/Wholesale/Short-Sale Purchasing development properties and will target varying risk profiles including:

- Rental Income opportunities (Internal Rate of Return ranging between 15% to 18%)
- Foreclosure/Wholesale/Short-Sale Purchasing Fix-n-Flip opportunities (Internal Rate of Return ranging from 18% to 20%+)

Investment Strategy

- The Fund will purchase properties at significant discounts from market value from various sources such as REO, Wholesales, Direct Sales, Short-Sales, Probates, and Estate Sales.
- The Fund may also direct investments through joint ventures with local operating partners that have extensive experience in development projects, including those directed by our managing member, Fahad Rajput;
- The joint ventures formed will allow the Company to leverage the visionary mindset these developers possess, while offering financial expertise that is in high demand in this target market; and
- High returns will be targeted through developments that add-value to small and middle market consumers and mitigate escalating capitalization rates paid into larger and slow growth real estate markets.

Organizational Structure



Investor
Blacklist Capital, Inc
LLC Operating Agreement
Equity
Investment
Blacklist
Equity
Investment/
Management Duties
% ownership of all Cash
Flow
Management fee & Performance fee
$$
$$
Real Estate Investment Opportunities

Employees

We currently do not employ any persons on a full-time basis or part time basis.

Operations

Blacklist Equity Fund, LLC (the "Fund"), a New York based limited liability company, was formed in December 30, 2019 for the purpose of operating as a real estate development company. The Company has not yet commenced operations. The Fund is currently seeking $1.07 Million in capital for investment into new and current commercial and/or residential real estate projects. The Fund will act as a direct purchaser of real assets and/or a private equity provider to small and middle market real estate developers throughout the world, including but not limited to, New York, and may invest capital in the form of equity and debt components. The Fund anticipates having an investment horizon of 5 years and a target investment IRR of 21%.

Blacklist Equity Fund, LLC ("Blacklist Equity Fund" or the "Company"), formed in December, 30, 2019 as a New York based limited liability company, will provide investment capital for specific projects as directed by the Managing Member, Fahad Rajput. The primary focus of Blacklist Equity Fund is to provide investment management services to its investors and purchase, partner in, or invest in distressed real assets with large upsides. Blacklist Equity Fund, LLC is managed by Fahad Rajput, a Real Estate Developer with 6 years of experience in commercial and residential real estate development projects.

We believe that the proceeds from this Offering and our concurrent 506(c) offering will be sufficient to fund our developmental operations without a need to secure additional funding. We intend to raise funds from this offering and our concurrent private offering of Class A LLC Units pursuant to Rule 506(c) of Regulation D over the next six months.

OWNERSHIP AND CAPITAL STRUCTURE

Outstanding LLC Units

We currently have issued and outstanding 0% of the Class A LLC Units. The maximum number of Class A shares issuable in this Offering is 1,070 Units, which would represent 21.4% of the issued and outstanding Class A shares. The remainder of the 78.6% of Class A Interests will be available to investors under our concurrent Regulation D 506(c) offering,

If the maximum amount of Class A Interests are sold under this Offering, the purchasers under the Offering will own 21.4% of the Class A Interests outstanding.

If the minimum amount of Class A Interests are sold under this Offering, the purchasers under the Offering will own 21.4% of the Class A Interests outstanding.

100% of Class B shares are outstanding and are owned by the manager, Blacklist Capital, Inc., which is owned and controlled by our CEO, Fahad Rajput . Class B Interests were issued at formation for no consideration. The Class B shares represent a 60% ownership of the Company and provide total management control of the Company to the holders thereof; Class A LLC Unitholders will have no rights of management of the Company. Further, we do not intend to accept any investment which would represent in excess of 20% of the Company without management consent, which would require the investor to acknowledge that as a 20% owner then may be required to be added in the underwriting on any property loan, if applicable.

Valuation

The offering price of the shares being is based on a price per Class A LLC Unit. The price per Class A LLC Unit is $1,000. Class B Interests were issued at formation for no consideration.

Restricted Securities

The shares purchased in this offering are restricted securities. For one year, the shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offerings

The Company is conducting a concurrent exempt offering under Regulation D 506(c) with this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering, and from a concurrent Regulation D, Rule 506(c) offering that we will conduct, will be used to fund our business operations.

DESCRIPTION OF SECURITIES

LLC Units

We refer you to our LLC Operating Agreement and the applicable statutes of the state of New York for a more complete description of the rights and liabilities of holders of our securities.

Transfer Agent

We have selected Issuer Direct Corporation, an SEC-registered securities transfer agent, to act as transfer agent for our LLC Units.

FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION

Financial Statements

The Company is a Start Up and has no Assets or Operating History. Managements' Certification of the Financial Information provided on Form C is attached as EXHIBIT C.

Debt

The Company has no Long Term Debt outstanding. The Company has $2,500. in Short Term Debt outstanding and payable to Blacklist Capital Inc., the Fund Manager for LLC formation and organization costs.

Financial Condition

Blacklist Equity Fund, LLC, has not yet commenced operations and was formed in December 30, 2019 as a Limited Liability Company under the laws of the State of New York. It owns no capital resources.

USE OF PROCEEDS

We expect that the proceeds of this offering would be $100,000 if the target offering amount is reached and an additional $970,000 in oversubscriptions if the maximum amount is raised. We do not anticipate using any of the proceeds from this offering for operating expenses, repayment of debt, or compensation to management.

We estimate that the costs of this offering will be approximately $10,000. The net proceeds from the offering will be used to purchase homes to be rehabilitated and resold. We do not currently have any agreements or arrangements to purchase any such properties.

The expenses to be incurred in developing and pursuing our business plan cannot be predicted with any degree of certainty. Moreover, although we have identified generally how we expect to use the proceeds from this offering, management will have broad discretion in determining the specific uses of the proceeds and it may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes. You will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Company's success will be substantially dependent upon the discretion and judgment of the Company's management with respect to the application and allocation of the net proceeds of this Offering.

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at http://www.blacklistcapital.com. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

The Company is managed by Blacklist Capital, which is managed by Fahad Rajput. Mr. Rajput, CEO of Blacklist Capital, epitomizes entrepreneurship, starting his first business at the age of 15. Now awarded by the Town of Hempstead of his achievements and contributions, Fahad is an active member of the Air Force Auxiliary and a Chaplain in the New York State Chaplain Task Force. As a TEDx speaker in Entrepreneurship, Mr. Rajput is a proven leader further demonstrated by the following –

- Over $5MM worth of real estate developed in conjunction with other developers

- Currently involved in the development of over $3MM in assets

- A licensed real estate agent with over $2MM volume in 2019

- A contractor with over $200K in construction contracts completed in 2019

Since November 2015 Mr. Rajput has been CEO and is the owner of Blacklist Capital, Inc., a real estate investment firm, where he is responsible for acquisitions, investment management, compliance, and daily activities. From June 2014 through November 2018 he was a Senior Advisor and Board member of Access Careers, Inc., a healthcare training school, where he advised stakeholders on current educational needs. Mr. Rajput is attending Queens College and working toward a bachelor's degree in accounting. In 2017 he received a certificate in business administration and management from Harvard Business School – HBX.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

Manager Has No Exclusive Duty to Company

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company or any of the individual Members.

Duty of Loyalty

The Manager has a duty to refrain from competing with the Company in the conduct of the Company's business prior to the dissolution of the Company, except that the Members understand and acknowledge that the Manager has other interests in similar properties and companies that may compete for its time and resources, which shall not be considered a violation of this duty.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your shares of LLC Units. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no shares will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive shares in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;

2. Employment and employer information;

3. Net worth and income information;

4. Social Security Number or government-issued identification; and

5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;

3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the shares sold in reliance on Section 4(a)(6) of the 1933 Act; or

5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to Crowdsource Funded at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my shares after buying them?

Shares purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Shares;

2. To an accredited investor;

3. As part of an offering registered with the SEC; or

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your shares. Currently, there is no market or liquidity for these Shares and it may be some, if ever, time before the Company lists these shares on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

EXHIBITS

EXHIBIT B - Business Plan

EXHIBIT C - Management Certification of Financial Information

EXHIBIT D - LLC Operating Agreement

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

(Signature)

_____

(Name)

<u>Manager</u>_____

(Title